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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03051990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-03215~~
8-14213

RECEIVED NOV 26 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 09/30/03
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID.NO.

ROMANO BROTHERS AND COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center, Suite 1300
(No. and Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Vallone	**(847) 866-7700**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of September 30, 2003

OATH OR AFFIRMATION

I, **Joseph R. Romano** , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Romano Brothers and Company** as of **September 30, 2003** are true and correct. I further (swear) (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

J. Romano
Signature

President
Title

Subscribed and sworn to before me this

24th day of November 2003

OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

Philip C Ryan
Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Romano Brothers and Company:

We have audited the accompanying statement of financial condition of Romano Brothers and Company as of September 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Romano Brothers and Company as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
November 19, 2003

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
as of September 30, 2003

ASSETS

Cash	$	506,178
Deposits with clearing organizations (cash of $98,750 and securities with market value of $1,250)		100,000
Receivables from broker-dealers		25,933
Receivables from customers		2,720,506
Receivables from non-customers		132,961
Securities owned, at market value		2,178,180
Interest receivable		2,388
Other receivables		270,000
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $308,889)		97,403
Other assets		7,454
	$	6,041,003

LIABLITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Bank loan payable	$	850,000
Payables to broker-dealers and clearing organizations		137,420
Payables to customers		1,401,240
Payables to non-customers		128,845
Accounts payable and accrued expenses		304,310
Income taxes payable, including deferred taxes of $312,000		324,390
		3,146,205
Stockholders' Equity		
Common stock, no par value; 500,000 shares authorized; 55,200 shares issued and outstanding		170,772
Retained earnings		2,724,026
		2,894,798
	$	6,041,003

See accompanying notes.

ROMANO BROTHERS AND COMPANY

NOTES TO FINANCIAL STATEMENT
as of September 30, 2003

1. Nature of Business

Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

<u>Income Recognition</u>
Securities transactions and related income and expenses are recorded on settlement date.

<u>Furniture, Equipment and Leasehold Improvements</u>
Furniture and equipment are recorded at cost and depreciated by straight-line and various accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the term of the associated lease.

<u>Income Taxes</u>
The Company provides for taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected futures tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Securities Owned

Securities owned are carried at market value. The components are as follows:

Corporate stocks	$	1,639,327
Preferred stock		81,339
Corporate obligations		314,440
State and municipal obligations		112,618
U. S. Government obligations		30,427
Securities owned, not readily marketable		29
	$	2,178,180

4. Line of Credit

The Company has a line of credit of $2,500,000 from a commercial lending institution. Borrowings are collateralized by securities owned, carry interest at the broker call loan rate, and are payable on demand. At September 30, 2003, short term borrowings under this line of credit totaled $850,000 and firm owned securities pledged collateralizing this line of credit had a market value of approximately $2,000,000.

5. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

6. Related Party Transactions

At September 30, 2003, commissions payable to stockholders included in accounts payable and accrued liabilities totaled approximately $108,000.

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company engages in the execution, settlement and financing of various customer securities transactions, which may expose the Company to certain off balance sheet risks. In the normal course of business, the Company extends secured credit to certain customers. Receivables arising from transactions executed by the Company are collaterlized by securities with market values in excess of amounts due. It is the policy of the Company to monitor the market value of the collateral and maintain possession and control of these securities.

The Company engages in various transactions with broker-dealers and clearing organizations. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

8. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at September 30, 2003, the Company had net capital of $2,310,370, which was $2,060,370 in excess of the net capital requirement of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

9. Commitments and Contingencies

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending September 30,	Amount
2004	$ 157,000
2005	158,000
2006	160,000
2007	161,000
2008	162,000
thereafter	665,000
	$ 1,463,000

In accordance with the stockholders' agreement, the Company may be required to purchase shares of stock under certain conditions, as defined in the agreement.

In the normal course of business, the company has been named as a defendant in a class action lawsuit incidental to its securities business. At September 30, 2003, in the opinion of management, after the consultation with counsel, no matter existed whose disposition would have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ROMANO BROTHERS AND COMPANY** as of **September 30, 2003**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – item 1800)			2,894,798	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			2,894,798	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (NASD Warrents)			(3,300)	[3525]
5.	Total capital and allowable subordinated liabilities			2,891,498	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (see below)	374,906	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences-less reserved of [3460]		[3580]		
	1. Number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges..		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			(374,906)	[3620]
7.	Other additions and/or allowable credits (Deferred tax credit)			108,906	[3630]
8.	Net Capital before haircuts on securities positions			2,625,498	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations	1,369	[3690]		
	3. State and municipal government obligations	6,345	[3700]		
	4. Corporate obligations	6,514	[3710]		
	5. Stocks and warrants	254,487	[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration	46,413	[3650]		
	E. Other (list)		[3736]	(315,128)	[3710]
10.	Net Capital			2,310,370	[3750]

OMIT PENNIES

Non-Allowable Assets Line 6A:

Other receivables	$	270,000
Fixed assets, net		97,403
Other assets		7,454
Receivable from customers		49
	$	374,906

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	ROMANO BROTHERS AND COMPANY	as of **September 30, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		123,690	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		250,000	[3760]
14.	Excess net capital (line 10 less 13)		2,060,370	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		2,124,834	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		1,855,360	[3790]
17.	Add:			
	A. Drafts for immediate credit..	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			[3838]
19.	Total aggregate indebtedness		1,855,360	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		80%	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 11)		80%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 – by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1 (d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement Of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ROMANO BROTHERS AND COMPANY** as of **September 30, 2003**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	1,403,912	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	835,722	[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)	13,313	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List)		[4425]		
11.	TOTAL CREDITS			2,252,947	[4430]

DEBIT BALANCES

12.	**Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	2,657,499	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	379,404	[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items			3,036,903	[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))				[4471]
19.	**TOTAL 15c3-3 DEBITS			3,036,903	[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits **(line 19 less line 11)**	783,956	[4480]
21.	Excess of total credits over total debits **(line 11 less line 19)**		[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		[4510]
24.	Amount of deposit (or withdrawal) including ________ [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $________ [4525] value of qualified securities	0	[4510]
26.	Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily ________ [4332] Weekly ___X___ [4333] Monthly ________ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be Prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER: **ROMANO BROTHERS AND COMPANY** as of **September 30, 2003**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1	N/A	[4550]
B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained	N/A	[4560]
C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ________ [4335]	N/A	[4570]
D. (k) (3)—Exempted by order of the Commission	N/A	[4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	0	[4586]
A. Number of items	0	[4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations" as permitted under Rule 15c3-3 Notes B, C and D	0	[4588]
A. Number of items	0	[4589]
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

YES X [4584] NO ____ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Romano Brothers and Company:

In planning and performing our audit of the statement of financial condition of Romano Brothers and Company (the "Company") as of September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
November 19, 2003